

SECURITIES AND EXCHANGE COMMISSION

07001175



MAIL PROCESSING SECTION
RECEIVED
MAR 01 2007
WASH, D.C.
210

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . .12.00

SEC FILE NUMBER
8- 34325

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
The Riderwood Group Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1107 Kenilworth Drive, Suite 206
(No. and Street)

Towson	Maryland	21204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mitchell Fillet — 410-825-5445 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mitchell Fillet, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Riderwood Group Incorporated, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Notary Public
My Commission Expires

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Minimum assessment in effect.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholders and
Board of Directors
The Riderwood Group Incorporated

We have audited the accompanying consolidated statement of financial condition of The Riderwood Group Incorporated and Subsidiary (the Company) as of December 31, 2006 and the related consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Riderwood Group Incorporated and Subsidiary at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 27, 2007

Sanville & Company
Certified Public Accountants

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2006

ASSETS	
Cash and cash equivalents (Note 2)	$ 173,226
Deposit with clearing broker	50,000
Receivables:	
Investment banking fees	208,000
Clearing broker	1,440
Other receivables	26,344
Furniture and equipment, net (Notes 2 and 7)	5,328
Prepaid expenses and deposits	39,455
Total Assets	$ 503,793

LIABILITIES AND STOCKHOLDERS' EQUITY	
Accounts payable and accrued expenses	$ 72,238
Total Liabilities	72,238
Commitments and Contingent Liabilities (Note 8)	
Stockholders' Equity	431,555
Total Liabilities and Stockholders' Equity	$ 503,793

The accompanying notes are an integral part of these financial statements.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARY

Consolidated Statement of Income

For the Year Ended December 31, 2006

REVENUE		
Investment banking fees	$	1,822,029
Commissions and fees		518,418
Interest and dividends		23,520
Other		24,262
Total revenue		2,388,229
EXPENSES		
Employee compensation and benefits		1,467,223
Commissions and floor brokerage		115,246
Communications		65,431
Uncollected fees		357,000
Depreciation		2,600
Occupancy and equipment rental		122,665
Professional fees		17,460
Regulatory fees and expenses		33,842
Travel and entertainment		62,895
Other operating expenses		33,661
Total expenses		2,278,023
Income before income taxes		110,206
Income taxes (Note 9)		-
Net income	$	110,206

The accompanying notes are an integral part of these financial statements.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARY

Consolidated Statement of Stockholders' Equity

For the Year Ended December 31, 2006

	Common Stock (a)	Treasury Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Stockholders' equity, January 1, 2006	$ 4,722	$ (77)	$ 543,499	$ (352,745)	$ 195,399
Issuance of common stock	7,105	-	118,845	-	125,950
Net income for the year ended December 31, 2006	-	-	-	110,206	110,206
Stockholders' equity, December 31, 2006	$ 11,827	(77)	662,344	$ (242,539)	$ 431,555

(a) No par value. 20,000 shares authorized, 11,827 issued and outstanding at December 31, 2006.

The accompanying notes are an integral part of these financial statements.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARY

Consolidated Statement of Changes in Subordinated Borrowings

For the Year Ended December 31, 2006

Subordinated borrowings at January 1, 2006	$	-
Increases		-
Decreases		-
Subordinated borrowings at December 31, 2006	$	-

The accompanying notes are an integral part of these financial statements.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARY

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2006

Cash flows from operating activities:		
Continuing operations:		
Net income	$	110,206
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		2,600
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Receivable from clearing broker		(1,440)
Investment banking fees		(200,500)
Other receivables		11,756
Prepaid expenses		(26,665)
Investment in unconsolidated subsidiary		100
Increase (decrease) in liabilities:		
Due to clearing broker		(2,100)
Accounts payable and accrued expenses		(57,864)
Net cash used in continuing operations		(163,907)
Cash flows from investing activities:		
Property and equipment acquisitions		(7,329)
Net cash used in investing activities		(7,329)
Cash flows from financing activities:		
Proceeds from sale of common stock		125,950
Net cash provided by financing activities		125,950
Net decrease in cash and cash equivalents		(45,286)
Cash and cash equivalents at beginning of year		218,512
Cash and cash equivalents at end of year	$	173,226
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$	-
Interest	$	-

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

The Riderwood Group Incorporated (the Company) was incorporated under the laws of the state of Maryland effective May 13, 1985. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is also a member of the National Association of Securities Dealers, Inc. (NASD). The Company has a subsidiary, Inner Harbor Asset Management that is registered as an investment advisor with numerous states.

The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity. The Company's main office is located in Towson, Maryland.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents -The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Property and Equipment - Property is recorded at cost. Depreciation and amortization are generally computed using straight-line and accelerated methods over their estimated useful lives.

Revenue – Securities transactions (and related revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date basis.

Investment Banking Fees – Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Income Taxes – The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109") (Note 9). This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Fair Value of Securities – The market value of securities owned is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties.

3. DEPOSIT WITH CLEARING BROKER AND PAYABLE TO CLEARING BROKER

The Company maintains a clearing agreement with National Financial Services, LLC (NFS). Under the agreement the Company maintains a clearing deposit of $50,000.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of Paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through NFS.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital, as defined, of $152,123 that was $52,123 in excess of its required net capital requirement of $100,000. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.47 to 1 at December 31, 2006.

6. PROPERTY AND EQUIPMENT

At December 31, 2006 property and equipment consists of the following:

Computer equipment	$	20,852
Furniture and equipment		13,926
		34,778
Less: Accumulated depreciation		(29,450)
	$	5,328

For the year ended December 31, 2006 depreciation expense totaled $2,600.

7. OPERATING LEASES

The Company leases office space and equipment for its main office and two branch offices under various operating lease agreements expiring in years 2008 through 2010.

Equipment lease expense and the annual office rental for the year ended December 31, 2006 was $30,219 and $73,450, respectively.

The following is a schedule by years of future minimum lease payments under operating leases:

Year	Offices	Equipment
2007	$ 122,320	$ 24,993
2008	$ 92,848	$ 16,238
2009	$ 74,443	$ 9,904
2010	$ 20,273	$ 3,680

The Company has entered into a sub-lease agreement with Base Management Company ("Base"). Base will pay the Company $1,900 per month for the use of all occupancy costs, including rent, telephone, internet access and other miscellaneous costs. This agreement is cancelable by either party with four months notice. The amount of rent that Base paid the Company for the year ended December 31, 2006 was $20,800.

8. INCOME TAXES

For federal income tax purposes, the Company has available unused operating loss carryforwards of $21,151 that may be applied against future taxable income. These losses expire as follows:

Operating Loss Carryforward	Expiration Date
$ 7,542	2024
$13,609	2025

Under SFAS No. 109, an entity would generally record a deferred tax asset for the future tax benefits of net operating loss carryforwards, assuming that the generation of future net income would be offset by the loss of carryforwards. Using a combined income tax rate of 22%, the deferred tax asset at December 31, 2006 would be $4,653. Since the Company's future profitability and the related application of the net operating losses cannot be projected with any degree of certainty at this time, a valuation allowance has been established for the entire potential future tax benefits.

9. STOCK OPTIONS

The Company's chief executive officer (CEO) has two options to purchase voting common stock of the Company. The first option entitles him to purchase 51% of the voting common shares of the Company for a fixed price of $200,000. These shares will be issued by the Company. The first option is exercisable at anytime the CEO is employed by the Company. The second option is exercisable only after the first option has been exercised. The CEO has the option to purchase all remaining common voting stock from each and every shareholder for a purchase price of $200,000.

Subsequent to signing the aforementioned option agreement the CEO has agreed to give a portion of his options to certain employees as an inducement to them for accepting employment with the Company. These agreements do not effect the terms of the CEO's option agreement.

In September, 2006 the CEO has exercised his option by foregoing compensation totaling $200,000.

10. REGULATORY MATTERS

During the year ended December 31, 2006 the Company inadvertently violated SEC Rule 15c3-1. The Company sent out the appropriate notifications to SEC and NASD. The Company has taken corrective action to prevent this occurrence in the future. The Company is negotiating with the NASD with respect to a monetary fine by the NASD. The Company does not believe that any fine will have a material adverse effect on the financial condition of the Company.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARY

Consolidating Statement of Financial Condition

December 31, 2006

	The Riderwood Group Incorporated	Inner Harbor Asset Management, Inc.	Subtotal	Eliminations	Total
ASSETS					
Cash and cash equivalents	$ 173,083	$ 143	$ 173,226	$ -	$ 173,226
Deposit with clearing broker	50,000	-	50,000	-	50,000
Investment banking fees receivable	208,000	-	208,000	-	208,000
Receivable from clearing broker	1,440	-	1,440	-	1,440
Other receivables	26,344	-	26,344	-	26,344
Furniture, equipment and leasehold		-		-	
improvements, net	5,328	-	5,328	-	5,328
Prepaid expenses and deposits	37,378	2,077	39,455	-	39,455
Investment in subsidiaries	100	-	100	(100)	-
Intercompany receivable	2,120	-	2,120	(2,120)	-
Total Assets	$ 503,793	$ 2,220	$ 506,013	$ (2,220)	$ 503,793
LIABILITIES AND STOCKHOLDERS' EQUITY					
Accounts payable and accrued expenses	$ 72,238	$ -	$ 72,238	$ -	$ 72,238
Income taxes payable	-	-	-	-	-
Liabilities of discontinued operations					
of subsidiary	-	-	-	-	-
Intercompany payable	-	2,120	2,120	(2,120)	-
Total Liabilities	72,238	2,120	74,358	(2,120)	72,238
Commitments and Contingent Liabilities					
Stockholders' Equity	431,555	100	431,655	(100)	431,555
Total Liabilities and Stockholders' Equity	$ 503,793	$ 2,220	$ 506,013	$ (2,220)	$ 503,793

See Independent Auditor's Report on Consolidated Financial Statements.

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARY

Consolidating Statement of Income

For the Year Ended December 31, 2006

	The Riderwood Group Incorporated	Inner Harbor Asset Management, Inc.	Subtotal	Eliminations	Total
REVENUE					
Investment banking fees	$ 1,759,529	$ 62,500	$ 1,822,029	-	$ 1,822,029
Commission and fees	518,418	-	518,418	-	518,418
Interest and dividends	23,520	-	23,520	-	23,520
Other	37,394	-	37,394	(13,132)	24,262
Total revenue	2,338,861	62,500	2,401,361	(13,132)	2,388,229
EXPENSES					
Employee compensation and benefits	1,420,987	46,236	1,467,223	-	1,467,223
Commissions and floor brokerage	115,246	-	115,246	-	115,246
Communications	65,431	-	65,431	-	65,431
Uncollected fees	357,000	-	357,000	-	357,000
Depreciation	2,600	-	2,600	-	2,600
Occupancy and equipment rental	122,665	-	122,665	-	122,665
Professional fees	17,460	-	17,460	-	17,460
Regulatory fees and expenses	31,199	2,643	33,842	-	33,842
Travel and entertainment	62,895	-	62,895	-	62,895
Other operating expenses	33,172	13,621	46,793	(13,132)	33,661
Total expenses	2,228,655	62,500	2,291,155	(13,132)	2,278,023
Income before income taxes	110,206	-	110,206	-	110,206
Income taxes	-	-	-	-	-
Net income	$ 110,206	$ -	$ 110,206	$ -	$ 110,206

See Independent Auditor's Report on Consolidated Financial Statements.

Schedule I

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Computation of Net Capital Under Rule 15c3-1
Of The Securities and Exchange Commission
For the Riderwood Group Incorporated (Parent Only)
December 31, 2006

COMPUTATION OF NET CAPITAL	
Total stockholders' equity - unconsolidated	$ 431,555
Deduct: Stockholders' equity not allowable for Net Capital	(100)
Total stockholder's equity qualified for Net Capital	431,455
Add: Subordinated indebtedness allowable in computation of Net Capital	-
Total capital and allowable subordinated liabilities	431,455
Total deductions and/or charges:	
Nonallowable assets:	
Investment banking fees receivable	(208,000)
Other receivables	(26,344)
Receivables from subsidiary	(2,120)
Furniture and equipment, net	(5,328)
Prepaid expenses and deposits	(37,378)
	(279,170)
Net Capital before haircuts on securities positions	152,285
Other:	
Money Market Account	(162)
Net Capital	$ 152,123
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Aggregate indebtedness (excluding subordinated)	
Items included in consolidated statement of financial condition:	
Accounts payable and accrued expenses	$ 72,238
Percentage of aggregate indebtedness to Net Capital	47.49%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0.00%

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Computation of Net Capital Under Rule 15c3-1
Of The Securities and Exchange Commission
For the Riderwood Group Incorporated (Parent Only)
December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $72,238)	$	4,816
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	100,000
Net Capital requirement	$	100,000
Excess Net Capital	$	52,123
Excess Net Capital at 1000%	$	144,899

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited Part IIA filing and the Annual Audit Repot.

Note: This computation is done for the parent company only (The Riderwood Group Incorporated). The NASD has approved the exclusion of the subsidiaries for this computation.

Schedule II

THE RIDERWOOD GROUP INCORPORATED AND SUBSIDIARIES
Computation For Determination of the
Reserve Requirements Under Rule 15c3-3
Of the Securities and Exchange Commission
For the Riderwood Group Incorporated (Parent Only)
December 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
The Riderwood Group Incorporated
and Subsidiary

In planning and performing our audit of the consolidated financial statements and supplemental schedules of The Riderwood Group Incorporated and Subsidiary ("the Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanville & Company
Certified Public Accountants

Abington, Pennsylvania
February 27, 2007

END